UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
    ☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Allibelle Foods, Inc. d/b/a Lupii

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    April 9, 2019

Physical Address of Issuer:

767A Bergen Street, 3F, Brooklyn, NY 11238

Website of Issuer:

https://getlupii.com/

Current Number of Employees: 3

	Most recent fiscal year-end 2021	Prior fiscal year-end 2020
Total Assets	$507,084.34	$189,239
Cash & Cash Equivalents	$293,386.80	$19,467
Accounts Receivable	$29,257.27	$3,187
Short-term Debt	$25,267.82	$937,259
Long-term Debt	$1,782,106.03	$161,164
Revenues/Sales	$276,314.34	$174,141
Cost of Goods Sold	$97,968.70	$65,334
Taxes Paid	--	--
Net Income (Loss)	($391,256.45)	($584,335)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 27, 2022

Form C-AR

Allibelle Foods, Inc. d/b/a Lupii



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Allibelle Foods, Inc. d/b/a Lupii, a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://getlupii.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company

Allibelle Foods, Inc. d/b/a Lupii makes and sells high-quality, minimally processed lupini bean based food products and was incorporated in Delaware as a corporation on April 9, 2019.

The Company is located at 767A Bergen Street, 3F, Brooklyn, NY 11238.

The Company's website is https://getlupii.com/.

The information available on or through our website in not part of this Form C-AR.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We do not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 1,000,000 shares of common stock, of which 900,625 shares of common stock are issued and outstanding and 99,375 are reserved for issuance. We do not currently have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities. We plan to increase the number of shares of our authorized capital stock so that we will have sufficient authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We also must amend our certificate of incorporation in connection with any future seed round of equity funding to provide for an authorized class of securities designated as preferred stock in connection with the mandatory or optional conversion of our convertible notes in connection therewith.

Our success depends to a large extent on our ability to gain market acceptance for our products.

The development and introduction of products in the food industry requires research and development and marketing expenditures, which we may be unable to recover if our products do not achieve commercial success and gain widespread market acceptance. Product innovation may also result in increased costs resulting from the use of new manufacturing techniques, capital expenditures, new raw materials and ingredients, new product formulas and possibly new manufacturers. In addition, underperformance of new product launches would damage overall brand credibility with customers and consumers.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract customers or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide key components of, and services for, our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations, including but not limited to, for the supply of ingredients and co-packing services. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, such as the ingredients or packaging, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel, including Isabelle Steichen-Ennis, our President [and Chief Executive Officer], and Alexandra Dempster, our Secretary [and Chief Marketing Officer] in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

BUSINESS

Description of the Business

The Company is building a platform for the next superfood and plant based protein powerhouse, the lupini bean. This is not only the bean with the highest concentration of plant based protein, packed with fiber and minerals but it's also an environmentally sustainable ingredient to grow. The Company makes and sells high-quality, minimally processed lupini bean based food products. The first product range, Lupii Bars (4 SKUs), launched in January 2020, are currently sold online and in physical retail.

Business Plan

The global plant based snack market is currently at $35B and is projected to grow to $74B by 2028, with an 8.7% CAGR. While the Company has started with bars, a category that continues to grow at a fast rate, it plans to pursue incremental opportunities to move into other categories. Due to the versatility of lupini beans, the innovation opportunities are vast, allowing us to extend across snack categories and beyond.

The Company is building a cross category platform for one of the plant based proteins: the lupini bean. We launched our first product range, Lupii Bars, in 4 different flavors in January 2020. We currently sell Lupii Bars online through our website ($34.95/12 pack), as on Amazon ($34.95/12 pack), and in retail/foodservice for $2.99/bar. In the next few years, we plan to grow both through innovating within the category with new flavor launches, as well as expand to other adjacent categories in the snack space like crackers and puffs. We believe our growth will be fueled from expanding our regional and national retail footprint, and building on our e-commerce momentum. Our focus will be on unlocking the natural retail space like Whole Foods, Mom's and Sprouts as well as Thrive Market. We will then look to expand our channel footprint, focusing the conventional space, retail, etc. We also plan to continue to grow our D2C and Amazon presence in parallel, as a true omnichannel strategy will be crucial for the success of the brand.

The Company's Products and/or Services

Product / Service	Description	Current Market
Lupii Bars	Lupii bars are currently available in 5 flavors: Peanut Butter Cacao Nib, Almond Butter Cinnamon Raisin, Tahini Lemon Cranberry, Cashew Ginger Pumpkin Seed, and Almond Chocolate Chip	Plant based snack market

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors. Major players in the bar space with whom we compete are Kind, RX Bar, Cliff, GoMacro, and Aloha.

However, within the bar category, we believe that Lupii is addressing a true white space, offering plant based protein from a whole bean, as opposed to our competitors who either rely on animal based protein or plant protein isolates. We offer a wholesome plant protein option, with a novel ingredient. Lupii aims to deliver clean, whole-food bars with strong functional benefits (protein & fiber), making it a very differentiated player in the category. Due to the fact that Lupii is addressing a white space, market acceptance for the Company's products is a key risk, see "*Risk Factors*".

Customer Base

We sell our product direct-to-consumer through our website as well as on Amazon and in ~50 independent health stores and coffee shops, across the NYC area. Our products reach mostly women, between 25-45, that are looking for better-for-you plant based snacks to feed themselves and their families.

Supply Chain

We source our lupini beans ourselves from European suppliers via a Canadian distributor. All other ingredients are sourced by our copacker. We have visibility into who our suppliers are and have access to all ingredient spec sheets.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
Registration No. 6,290,115	LUPII	Registered Trademark	May 14, 2019	Registered March 9, 2021	USA
Registration No. 6,138,016	THERE'S A NEW PROTEIN IN TOWN	Registered Trademark	October 28, 2019	Registered August 25, 2020	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Isabelle Steichen-Ennis	Co-Founder, President, and Treasurer and serves as the Company's principal executive officer.	Isabelle is the founder of The Plantiful (08/2015 - Present), where she creates all content across the podcast and social platform for The Plantiful. She was previously an entrepreneur in residence at Human Ventures - Building Something New - Human Ventures Co. (10/2018 - 04/2019), exploring opportunities in the plant based food space; conducting consumer research and interviews + overall market research.	Institut d'Etudes politiques de Paris / Sciences Po Paris, Masters in Urban Planning and Urban Studies (2011-20130 General Assembly, UX Design (2015) eCornell, Plant Based Nutrition Certificate (2015) Hamilton College (2010-2011)
Alexandra Dempster	Co-Founder, Secretary, Director and Chief Marketing Officer.	Alexandra serves as Global Senior Marketing Manager - BFY, Sunbites, Pepsi Co. (08/2017 - Present), where she is responsible for strategic brand leadership across the Sunbites franchise globally. Ownership for brand positioning, campaign development, design & visual identity, innovation strategy, in market support & geographic expansion.	Copenhagen Business School, Masters in Marketing Communications Management (2010-2013) Boston College, Psychology & Communications (2004-2008) Montgomery College/University of Maryland University College, 41 credits of supplementary business courses (2009-2010) University of St. Andrews, Psychology & Philosophy, 2007
Heather Hartnett	Director	Heather has been the Chief Executive Officer and General Partner of Human Ventures since 2015. As founding partner and CEO, Heather leads the core Human team and supports founders through the	Maharashi International University, Business Management (2001-2005)

		beginning stages of company creation. Human Ventures is an NYC-based venture firm that leverages the "startup studio" model in order to back, co-build and scale industry-changing businesses alongside exceptional entrepreneurs.	

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 1,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**"). As of the date of this Form C-AR, 900,625 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	900,625*
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Percentage ownership of the Company by the holders of such security.	90.06% on a fully diluted basis

* The 750,000 shares held by the Company's co-founders are restricted and subject to vesting and buyback provisions.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Common Stock Options
Amount Outstanding	16,333 (99,375 reserved for issuance)
Voting Rights	Holders of Options do not have any voting rights. However, such holders may exercise their right to purchase shares of Common Stock, and upon such exercise, the holders will get voting rights corresponding to their shares, along with all other rights and obligations attached thereto.
Anti-Dilution Rights	None.
Percentage ownership of the Company by the holders of such security.	1.64% (9.94% reserved in option pool) on a fully diluted basis

Type	Convertible Notes
Face Value	$975,000 outstanding of $1,000,000 available
Voting Rights	Holders of Convertible Notes are not entitled to vote (prior to conversion)
Anti-Dilution Rights	None.
Material Terms	Upon the occurrence of a qualified equity financing (an equity financing of the Company with gross proceeds of at least $1,000,000 (excluding the conversion of the note or other convertible debt), the Convertible Notes (plus any accrued but unpaid interest thereon) will convert into the securities of the Company offered in such financing. The Convertible Notes may also convert into common stock of the Company upon a change in control (a sale or transfer of substantially all of the Company's assets (including an exclusive license of substantially all of the Company's material intellectual property) or securities representing over 50% of the Company's voting power, or a merger or similar transaction in which the Company's stockholders own less than 50% of the voting stock of the surviving entity or its parent company) or on or after maturity. The Convertible Notes may also be converted upon the noteholder's election in the event of a non-qualified financing of equity or debt.

The Convertible Notes will convert into equity securities of the Company at a price per share equal to 20% less than the price paid by investors in the qualified equity financing or at a cap price of $4,000,000, whichever results in the issuance of more shares (except on or after maturity in which case conversion will occur at a price per share based on a $4,000,000 valuation). |
| **Interest Rate and Amortization Schedule** | 5% per annum.

The principal and accrued but unpaid interest thereon is due and payable on the maturity date, unless earlier converted under the terms of the note. |
| **Maturity Date** | May 21, 2023 |
| **Percentage ownership of the Company by the holders of such security.** | Not applicable. |

Type	2021 Convertible Note Round
Face Value / Amount Outstanding	$550,000
Voting Rights	Holders of Convertible Notes are not entitled to vote (prior to conversion)
Anti-Dilution Rights	None.
Material Terms	Upon the occurrence of a qualified equity financing (an equity financing of the Company with gross proceeds of at least $1,000,000 (excluding the conversion of the note or other convertible debt), the Convertible Notes (plus any accrued but unpaid interest thereon) will convert into the securities of the Company offered in such financing. The Convertible Notes may also convert into common stock of the Company upon a change in control (a sale or transfer of substantially all of the Company's assets (including an exclusive license of substantially all of the Company's material intellectual property) or securities representing over 50% of the Company's voting power, or a merger or similar transaction in which the Company's stockholders own less than 50% of the voting stock of the surviving entity or its parent company) or on or after maturity. The Convertible Notes may also be converted upon the noteholder's election in the event of a non-qualified financing of equity or debt. The Convertible Notes will convert into equity securities of the Company at a price per share equal to 20% less than the price paid by investors in the qualified equity financing or at a cap price of $6,000,000, whichever results in the issuance of more shares (except on or after maturity in which case conversion will occur at a price per share based on a $6,000,000 valuation). The notes contain most favored nations provisions that provide that, in the event subsequent noteholders in the round receive more favorable terms, all outstanding noteholders shall be entitled to receive such favorable terms.
Interest Rate and Amortization Schedule	4% per annum. The principal and accrued but unpaid interest thereon is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	24 Month Term
Percentage ownership of the Company by the holders of such security.	Not applicable.

Type	Crowd SAFE 2021
Face Value / Amount Outstanding	$202,443
Voting Rights	Holders of Crowd SAFEs are not entitled to vote (prior to conversion)
Anti-Dilution Rights	None.
Material Terms	Upon the occurrence of an equity financing (an equity financing of the Company with gross proceeds of at least $1,000,000 (excluding the conversion of any instruments convertible into or exercisable into capital stock)), the Company may decide to (1) continue the term of the Crowd SAFE without converting the purchase amount to capital stock; or (2) issue to the investor a number of shares of the capital stock (whether preferred stock or another class issued by the Company) sold in the equity financing. If there is a liquidity event before the termination of the Crowd SAFE and before any equity financing, the investor must select, at its option, within thirty days of receiving notice, either (1) to receive a cash payment equal to the purchase amount; or (2) to receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price. If there is a dissolution event before the Crowd SAFE terminates, subject to the preferences applicable to any series of preferred stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) investors (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of dissolution event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of common stock upon a dissolution event and (iii) and all holders of common stock. The Crowd SAFE will terminate upon the earlier to occur: (i) the issuance of shares to the investor; or (ii) the payment, or setting aside for payment, of amounts due to the investor in the event of a liquidity event or dissolution event.
Percentage ownership of the Company by the holders of such security.	Not applicable.

Type	2022 Convertible Note Round
Face Value / Amount Outstanding	$378,000*

Voting Rights	Holders of Convertible Notes are not entitled to vote (prior to conversion)
Anti-Dilution Rights	None.
Material Terms	Upon the closing of a qualified financing (the first closing following the initial closing of this convertible note whereby the Company sells and issues preferred stock) and prior to the maturity date, the outstanding principal and unpaid accrued interest of each note shall automatically convert into the qualified financing equity securities sold and issued in the qualified financing. In the event of a corporate transaction prior to the qualified financing and the maturity date, the Company shall give each lender at least fifteen days' notice in advance of the closing of the corporate transaction. The principal and unpaid accrued interest of each note shall, (i) be converted immediately prior to the closing of the corporate transaction into the number of shares of common stock equal to the quotient obtained by dividing the then outstanding principal and any then accrued but unpaid interest due on the note to be converted by the corporate transaction conversion price, rounding down to the nearest whole number, or (ii) by written election of the majority note holders delivered to the Company no later than ten days after the date of the transaction notice, repaid in an amount equal to the then outstanding principal and any then accrued but unpaid interest. The notes contain most favored nations provisions that provide that, in the event subsequent noteholders in the round receive more favorable terms, all outstanding noteholders shall be entitled to receive such favorable terms.
Interest Rate and Amortization Schedule	4% per annum. The principal and accrued but unpaid interest thereon is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	24 Month Term
Percentage ownership of the Company by the holders of such security.	Not applicable.

* The Company is currently conducting a convertible note round of up to $500,000, of which, $378,000 has been raised as of the date hereof.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following long-term debt outstanding:

Type	Convertible Notes
Amount Outstanding	$975,000
Interest Rate and Amortization Schedule	The Convertible Notes have an interest rate of 5% per annum.
Description of Collateral	N/A
Other Material Terms	Material terms for the Convertible Notes are located above in the outstanding securities section.
Maturity Date	May 21, 2022
Date Entered Into	The Convertible Notes were issued on rolling basis from May 2019 through October 2020.

Type	2021 Convertible Notes and 2022 Convertible Notes
Amount Outstanding	$928,000
Interest Rate and Amortization Schedule	The 2021 Convertible Notes and 2022 Convertible Notes have an interest rate of 4% per annum.
Description of Collateral	N/A
Other Material Terms	Material terms for both the 2021 Convertible Notes and 2022 Convertible Notes are located above in the outstanding securities section.
Maturity Date	The 2021 Convertible Notes and 2022 Convertible Notes have 24 month terms
Date Entered Into	The 2021 Convertible Notes were issued on a rolling basis with the first note being issued on January 5, 2021. The 2022 Convertible Notes were issued on a rolling basis with the first note being issued on March 1, 2022.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Isabelle Steichen-Ennis	375,000 shares Restricted Common Stock	41.64%

| Alexandra Dempster | 375,000 shares Restricted Common Stock | 41.64% |

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Allibelle Foods, Inc. (the "**Company**") was incorporated on April 9, 2019 under the laws of the State of Delaware, and is headquartered in Brooklyn, NY.

Liquidity and Capital Resources

Cash and cash equivalents of the Company include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents were $293,386.80, leaving the Company with approximately 6.5 months of runway.

The Company does not expect to achieve profitability in the next 12 months, but has a break even projected within 4-5 years. Meanwhile, the company intends to focus on expanding it physical and online distribution, launching new product ranges and range extension and entering new markets.

Description of Indebtedness

A description of the Company's outstanding debt is listed in "Outstanding Debt" section above.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

The Company raised a total of $202,443 through an Equity Crowdfunding round with Republic (www.republic.co), at favorable terms for the Company, which closed on August 7, 2021. The Company has not failed to comply with the ongoing reporting requirements of Regulation CF in the past.

Trends and Uncertainties

For Trends and Uncertainties, please see "Risk Factors" section above.

Restrictions on Transfer

Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer. Furthermore, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Finally, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Previous Offerings of Securities

The Company has made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Sold	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$0	150,000[1]	N/A	4/8/2019	Section 4(a)(2)
Restricted Common Stock	$0	375,000	N/A	4/30/2019	Section 4(a)(2)
Restricted Common Stock	$0	375,000	N/A	5/17/2019	Section 4(a)(2)
Restricted Common Stock	$0	675	N/A	5/17/2019	Section 4(a)(2)
Convertible Note	$800,000[2]	1 Note	Working capital.	5/21/2019	Section 4(a)(2)
Convertible Note	$150,000[2]	1 Note	Working capital.	9/25/2020	Section 4(a)(2)
Convertible Note	$15,000[2]	1 Note	Working capital.	10/3/2020	Section 4(a)(2)
Convertible Note	$10,000[2]	1 Note	Working capital.	10/5/2020	Section 4(a)(2)
Common Stock	$0	625[3]	N/A	1/2/2020	Rule 701
Convertible Notes	$550,000	22 Notes	Working capital.	1/5/2021[4]	Regulation D
Options to Purchase Common Stock	$0	8,333	N/A	1/5/2021	Rule 701
Options to Purchase Common Stock	$0	2,000	N/A	2/19/2021	Rule 701
Options to Purchase Common Stock	$0	4,000	N/A	3/5/2021	Rule 701
Crowd SAFE	$202,443	567 SAFEs	Working capital.	8/7/2021[5]	Regulation CF
Options to Purchase Common Stock	$0	2,000	N/A	2/1/2022	Rule 701
Convertible Notes	$378,000[6]	11 Notes	Working capital.	3/1/2022	Regulation D

1 Shares were issued in exchange for back office and various start-up support services.

2 Convertible note provided for the issuance of up to $1,000,000, of which, $975,000 has been drawn to date under these notes.

3 Shares were issued as restricted stock and the amount shown in the table vested before the grantee separated from service with the Company.

4 The convertible notes were issued on a rolling basis with the first note being issued on January 5, 2021.

5 The Company raised a total of $202,443 from 567 investors. The offering of Crowd SAFEs pursuant to Regulation CF closed on August 7, 2021.

6 The Company is currently conducting a convertible note round of up to $500,000, of which, $378,000 has been raised as of the date hereof. The convertible notes are issued on a rolling basis with the first note being issued on March 1, 2022.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Isabelle Steichen
2D2C5D483DE7433...
(Signature)

Isabelle Steichen-Ennis
(Name)

President and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Isabelle Steichen
2D2C5D483DE7433...
(Signature)

Isabelle Steichen-Ennis
(Name)

President and Director
(Title)

(Date)

DocuSigned by:
AM Dempster
C45CF0B3A3F24B2...
(Signature)

Alexandra Dempster
(Name)

Secretary and Director
(Title)

4/27/2022
(Date)

DocuSigned by:

Heather Hartnett

7531DE286E73464...

(Signature)

Heather Hartnett

(Name)

Director

(Title)

4/27/2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



COMPANY CERTIFIED FINANCIALS

I, Isabelle Steichen-Ennis, certify that the financial statements of Allibelle Foods, Inc. included in this Form C-AR are true and complete in all material respects.

DocuSigned by:

Isabelle Steichen

2D2C5D483DE7433...

Isabelle Steichen-Ennis
Allibelle Foods, Inc.
President and Director

Allibelle Foods, Inc
Balance Sheet
As of December 31, 2021

		Total
ASSETS		
Current Assets		
Bank Accounts		
10000 Bank Accoounts		
10010 SVB Checking Account (5385)		290,644.64
10030 Shopify		458.70
10040 Stripe		71.15
10050 Bubble Goods		0.00
10060 PayPal		1,626.69
10070 Amazon Goods		585.62
Total 10000 Bank Accoounts	$	**293,386.80**
Bill.com Money Out Clearing		0.00
Total Bank Accounts	$	**293,386.80**
Accounts Receivable		
12000 Accounts Receivable (A/R)		29,257.27
Total Accounts Receivable	$	**29,257.27**
Other Current Assets		
13000 Inventory		
13010 Food Inventory		175,783.27
Total 13000 Inventory	$	**175,783.27**
14000 Prepaid Expenses		
14010 Prepaid Insurance		2,720.67
14020 Prepaid Inventory		4,791.00
14030 Other Prepaids		0.00
Total 14000 Prepaid Expenses	$	**7,511.67**
16000 Other Current Assets		
16010 Due To/From Shareholders		750.00
Total 16000 Other Current Assets	$	**750.00**
Undeposited Funds		0.00
Total Other Current Assets	$	**184,044.94**
Total Current Assets	$	**506,689.01**
Fixed Assets		
15000 Fixed Assets		
15010 Fixed Asset Computers		2,208.00
15020 Accumulated Depreciation - Computer Equipment		-1,962.67
Total 15000 Fixed Assets	$	**245.33**
15100 Intangible Assets		
15110 Intellectual Property		150.00
Total 15100 Intangible Assets	$	**150.00**
Total Fixed Assets	$	**395.33**
TOTAL ASSETS	$	**507,084.34**

LIABILITIES AND EQUITY

Liabilities

  Current Liabilities

    Accounts Payable

21000 Accounts Payable (A/P)		16,571.57
Total Accounts Payable	$	**16,571.57**
Credit Cards		
22000 Credit Card		
22010 Brex Credit Card		8,616.00
Total 22000 Credit Card	$	**8,616.00**
Total Credit Cards	$	**8,616.00**
Other Current Liabilities		
23000 Accrued Expenses		
23010 General Accruals		0.00
Total 23000 Accrued Expenses	$	**0.00**
24000 Other Current Liabilities		
24030 Payroll Clearing		0.00
Total 24000 Other Current Liabilities	$	**0.00**
25000 Sales Tax Payable		80.25
Total Other Current Liabilities	$	**80.25**
Total Current Liabilities	$	**25,267.82**
Long-Term Liabilities		
26000 Notes Payable		1,679,157.13
26020 Accrued Interest		102,948.90
Total 26000 Notes Payable	$	**1,782,106.03**
270000 PPP Loan		0.00
27020 Accrued Interest		0.00
Total 270000 PPP Loan	$	**0.00**
Total Long-Term Liabilities	$	**1,782,106.03**
Total Liabilities	$	**1,807,373.85**
Equity		
31000 Common Stock - Par Value $.001		900.62
32000 Preferred Stock at Par Value		
32010 Series Seed 1 Preferred New Issuance		0.00
Total 32000 Preferred Stock at Par Value	$	**0.00**
Retained Earnings		-909,933.68
Net Income		-391,256.45
Total Equity	-$	**1,300,289.51**
TOTAL LIABILITIES AND EQUITY	$	**507,084.34**

Allibelle Foods, Inc

Profit and Loss
January - December 2021

	TOTAL
Income	
40000 Gross Sales	
40010 Product Revenue Lupii Bites 12 pack	305,891.63
40020 Product Revenue - Lupii Bites 1.76 oz single serve	27,432.75
40030 Shipping Income	10,145.59
Total 40000 Gross Sales	**343,469.97**
42000 Sales Refunds	
42010 Refunds	-2,807.31
42020 Promotional Discounts	-64,348.32
Total 42000 Sales Refunds	**-67,155.63**
Total Income	**$276,314.34**
Cost of Goods Sold	
50000 Cost of Goods Sold	
50010 Cost Per Lupii Caddie	82,901.04
50020 Cost Per Lupii Bite	9,172.05
50040 Payment Processing Fees	5,875.61
50050 Storage Fee	20.00
Total 50000 Cost of Goods Sold	**97,968.70**
Total Cost of Goods Sold	**$97,968.70**
GROSS PROFIT	**$178,345.64**
Expenses	
60000 Product Expenses	
60010 Production Management (Co-Packer)	76,592.96
60030 Storage	300.00
60040 Packaging & Label	13,224.13
60060 Shipping, freight & delivery	10,671.43
60070 Manufacturer Charge Back	8,807.38
Total 60000 Product Expenses	**109,595.90**
61000 Advertising & Marketing	
61010 Paid Acquisition	24,228.11
61020 Branding	7,000.00
61030 Content Marketing	623.15
61040 Advertising/PR	84,170.62
61050 Promotional Marketing	44,092.79
61060 Other Marketing	54,012.05
Total 61000 Advertising & Marketing	**214,126.72**
62000 Computer & Software	
62010 Expensed Computer & Equipment	254.99
62020 Software Expense	20,870.45
Total 62000 Computer & Software	**21,125.44**

Allibelle Foods, Inc

Profit and Loss
January - December 2021

	TOTAL
63000 Payroll and Benefits Expense	
63010 Payroll Salary	68,083.29
63020 Payroll Taxes	6,544.12
63030 Workers Comp	2,982.05
63050 Payroll Processing Fees	1,513.00
63070 Payroll Expenses - Other	112.31
Total 63000 Payroll and Benefits Expense	**79,234.77**
64000 Outside Services	
64010 Accounting and Taxes	2,500.00
64020 Legal	11,950.00
64030 Business Consultants	3,500.00
64040 Web Designers	39,285.62
64070 Other Contractors	7,070.17
64080 Marketing Consultant	1,472.00
Total 64000 Outside Services	**65,777.79**
65000 Insurance	
65010 General Insurance	6,401.34
Total 65000 Insurance	**6,401.34**
66000 Research & Development	
66040 Packaging	14,000.00
66050 General R&D	18,604.69
Total 66000 Research & Development	**32,604.69**
67000 Travel, Meal & Entertainment	
67010 Airfare	767.14
67020 Lodging	0.00
67030 Meals & Entertainment	341.11
67040 Road and Rail	482.44
67050 Sundry Expenses	23.26
Total 67000 Travel, Meal & Entertainment	**1,613.95**
68000 Other Operating Expenses	
68010 Dues & Subscriptions	3,420.75
68020 Certifications and Licensing	2,799.00
68030 Bank Fees	90.00
68040 Conferences	545.00
68060 Office Supplies	1,555.23
68080 Postage and Delivery	136.68
Total 68000 Other Operating Expenses	**8,546.66**
69000 Charitable Contributions	9,421.00
Total Expenses	**$548,448.26**
NET OPERATING INCOME	**$ -370,102.62**

Allibelle Foods, Inc

Profit and Loss
January - December 2021

	TOTAL
Other Income	
41000 Other Income	37,152.15
Total Other Income	**$37,152.15**
Other Expenses	
71000 Other Expenses	
71010 Depreciation	736.00
71030 Interest Expense	56,899.98
71040 Corporate Taxes	670.00
Total 71000 Other Expenses	**58,305.98**
Total Other Expenses	**$58,305.98**
NET OTHER INCOME	$ -21,153.83
NET INCOME	$ -391,256.45